SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                             ------------------

                               SCHEDULE 14D-9

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934


                             (Amendment No. 7)
                             ------------------

                                  TRW INC.
                         (Name of Subject Company)


                                  TRW INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.625 Per Share
     Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                       (Title of Class of Securities)

                                 872649108
                                 872649504
                                 872649603
                   (CUSIP Number of Class of Securities)

                             -----------------

                            William B. Lawrence
          Executive Vice President, General Counsel and Secretary
                                  TRW Inc.
                             1900 Richmond Road
                           Cleveland, Ohio 44124
                               (216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)

                             -----------------

                              With copies to:

                             Peter Allan Atkins
                              Eric L. Cochran
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 1, 2002, April 3, 2002, April 4, 2002, April 10, 2002 and April 11, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto.

Item 2.  Identity and Background of Filing Person.


Item 2(b) is hereby amended by adding the following at the end thereof:

         On April 14, 2002, Northrop publicly announced that it had revised its Offer to provide that each outstanding Common Share may be exchanged for a number of shares of Northrop common stock equal to $53 divided by the average of the closing prices of Northrop common stock over five consecutive trading days prior to the expiration of the offer (the "Revised Exchange Ratio"), but in no event will the Revised Exchange Ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123). Each outstanding Series 1 Share and Series 3 Share may be exchanged for a number of shares of Northrop common stock equal to the then-effective conversion rate for such preferred shares multiplied by the Revised Exchange Ratio. The offer is on the terms and subject to the conditions set forth in the amended Schedule TO, dated April 15, 2002, and in the revised letter of transmittal. The value of the consideration offered per share, together with all terms and conditions of Northrop's exchange offer, is referred to herein as the "Revised Offer".

Item 4.  The Solicitation or Recommendation.

Item 4(b) is hereby amended by adding the following disclosure at the end of such subsection:

         On April 14, 2002, Northrop publicly announced that it had revised its Offer and disclosed the terms of the Revised Offer. On April 14, 2002, TRW issued a press release regarding the Revised Offer, the form of which is attached as Exhibit (a)(14) hereto.

Item 9.  Exhibits.

Item 9 is hereby amended by adding the following thereto:


Exhibit No.

(a)(14) Press Release issued by TRW on April 14, 2002.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRW INC.


                                        By:  /s/ William B. Lawrence
                                            ----------------------------
                                            William B. Lawrence
                                            Executive Vice President, General
                                            Counsel and Secretary


Dated:  April 15, 2002

Exhibit (a)(14)


   TRW ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME IN RESPONSE TO
          NORTHROP GRUMMAN'S REVISED $53 PER SHARE EXCHANGE OFFER

CLEVELAND, April 14, 2002 -- TRW Inc. (NYSE: TRW), in response to Northrop Grumman Corporation's (NYSE: NOC) announcment that it has revised the terms of its unsolicited exchange offer for all the outstanding shares of TRW, advised its shareholders to take no action at this time. TRW's Board of Directors will review Northrop's revised $53 per share exchange offer and will make its recommendation to TRW shareholders in due course.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.


                                    ###